MANHATTAN MINERALS CORP.
NEWS RELEASE

November 7, 2003	Toronto Stock Exchange
Trading Symbol: MAN

EIA UPDATE

Manhattan Minerals Corp. had previously reported the cancellation of the EIA review public audiences in Tambogrande by the Ministry of Energy and Mines ("MEM") for security reasons.

Subsequent to this cancellation, both of the remaining two public audiences on November 5th and 6th at Lima and Piura, respectively, were suspended, after the host of each event received credible threats of violence against their property and against individuals.

The public audiences are legally required components of the Tambogrande EIA review process. Dr. Lawrence Glaser, President and CEO of Manhattan, stated, "It is regrettable that a small group of individuals has resorted to threats of unlawful activity for the purpose of preventing the population from seeing and commenting on the EIA. We have submitted a letter to the MEM to address this problem and we anticipate that the appropriate government authorities will work diligently to resolve the security issues so that the public audiences may resume."

For further information please contact:

Lawrence Glaser	OR	H.D. Lee
Chairman, President, CEO		Chief Financial Officer
Tel: (604) 669-3397
www.manhattan-min.com